March 25, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-209125

Dear Ms. Hayes:

On behalf of Premier Biomedical, Inc. (the "Company'), we have filed today a Second Amended Registration Statement on Form S-1 for the Company to include Exhibit 5.1.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company's agreement and affirmation of the above "Company Statements."

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Very truly yours, CLYDE SNOW & SESSIONS

By:	/s/ Brian A. Lebrecht
Brian A. Lebrecht

March 25, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Premier Biomedical, Inc. Registration Statement on Form S-1 File No. 333-209125

Dear Ms. Hayes:

Premier Biomedical, Inc. (the "Company") hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about March 25, 2016:

Company's Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ William A. Hartman
William A. Hartman
President